September 12, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on August 29, 2013, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the ASG Tactical U.S. Market Fund (the “Fund”), which was filed with the Commission on July 15, 2013 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on September 30, 2013.

Prospectus

1.	Comment. Please confirm that the fee waiver and/or expense reimbursement described in Footnote 1 in the “Annual Fund Operating Expenses” table of the Fund summary is in effect for at least 12 months after the effective date of filing.

Response. The Registrant confirms that this undertaking is in effect through April 30, 2015 and has inserted this date into Footnote 1.

2.	Comment. In the “Principal Investment Strategies” section of the Fund summary, please be more specific about the derivatives that the Fund will use including the type of futures that will be utilized. Please elaborate as to whether any derivatives besides futures will be used. For each type of derivative, please discuss specific risks.

Response. In response to this comment, the Fund has replaced the phrase “derivative instruments related to the U.S. equities market (including futures contracts)” with the phrase “derivative instruments related to the U.S. equities market (primarily futures contracts on U.S. equity indices).” The Adviser does not currently intend to invest in derivative instruments other than futures contracts, although it retains the flexibility to do so. The Registrant respectfully submits that the risks of futures are adequately described in the paragraph “Derivatives Risk” and that additional disclosure is not required at this time.

3.	Comment. The “Principal Investment Strategies” section of the Fund summary states that “the Fund will invest as least 80% of its net assets (plus any borrowings made for investment purposes) in investments that are tied economically to the U.S.” How is it determined whether an investment is tied economically to the U.S? Furthermore, how do you count derivatives toward this test? Is notional or market value used when determining how the fund complies with this restriction?

Response. In response to this comment, the Fund has added the following sentence immediately after the above-referenced citation: “The Adviser considers an investment to be tied economically to the U.S. if the investment is included in an index representative of the U.S., the investment’s returns are linked to the performance of such an index, or the investment is exposed to the economic risks and returns of the U.S.” The Fund uses the market value of futures contracts when measuring compliance with this restriction.

4.	Comment. With regard to the “Derivative Investments” section of the Fund’s “Principal Investment Strategies” disclosure, please clarify whether the Fund invests in futures that are cash-settled only or whether they are physically-settled.

Response. The Fund will invest in futures contracts that primarily are cash-settled, although it also may invest in future contracts that are physically-settled.

5.	Comment. With regard to the “Fixed-Income Investments” section of the Fund’s “Principal Investment Strategies” disclosure, please describe the principal risks of each type of debt security used as a principal strategy.

Response. The debt securities in which the Fund will invest, predominantly high-quality, short-term money market securities that are denominated in U.S. dollars, are subject to credit risk, interest rate risk and liquidity risk. All such risks are disclosed in the “Principal Risks” section of the prospectus and, accordingly, the Registrant respectfully submits that additional disclosure is not required at this time.

6.	Comment. The “Principal Investment Strategies” section of the Fund summary states that “The Fund will concentrate its investments in the financial services industry.” A fundamental policy of the Fund’s SAI states that the Fund will not concentrate its investments in the financial services industry. Please harmonize this conflicting disclosure.

Response. The Fund will harmonize this conflicting disclosure by revising the first sentence of Investment Restriction #1 in the SAI to read as follows: “[The Fund may not . . .] (1) Purchase any security (other than U.S. government securities) if, as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in any one industry, except that the Fund will invest at least 25% of its assets in securities and other obligations of issuers in the financial service industry.”

7.	Comment. The “Principal Investment Strategies” section of the Fund summary states that “The Fund may engage in active and frequent trading of securities and other instruments.” If the Fund is likely to engage in active and frequent trading, please revise the disclosure to read that “The Fund will likely engage in active and frequent trading...”

Response. The Fund’s trading of futures is active and frequent, as currently disclosed in “Principal Investment Strategies” section of the Fund summary.

Accordingly, the Registrant respectfully submits that additional disclosure is not required at this time.

8.	Comment. Please note that it is not necessary to disclose that “the Fund will notify shareholders prior to any change to the 80% policy discussed above taking effect” in the “Principal Investment Strategies” section of the Fund summary as it is only required in Item 9 of Form N-1A.

Response. The comment has been noted.

9.	Comment. In the “Derivatives Risk” section within the “Principal Risks” section of the Fund Summary, please describe the specific risks of each derivative instrument that is mentioned.

Response. The Registrant respectfully submits that the “Derivatives Risk” section within the “Principal Risks” section of the Fund Summary adequately discloses the specific risks to which futures contracts are subject (including leveraging risk, liquidity risk, credit risk, counterparty risk, interest-rate risk and market risk) and that, as such, additional disclosure is not required at this time.

10.	Comment. Please consider whether or not “Small-Cap Risk” disclosure is needed within the “Principal Risks” section of the Fund summary.

Response. The Registrant has considered and concluded that “Small-Cap Risk” is not needed within the “Principal Risks” section of the Fund summary.

11.	Comment. The first sentence in the “Transactions with Other Investment Companies” section under “More Information About the Fund’s Strategies” states that “Pursuant to SEC exemptive relief, the Fund may be permitted to invest its daily cash balances in shares of money market and short-term bond funds advised by NGAM Advisors.” Has the Fund already been permitted to do so or has the Fund not yet obtained exemptive relief?

Response. The Registrant confirms that the Fund has received the exemptive relief described in the “Transactions with Other Investment Companies” paragraph in the “More Information About the Fund’s Strategies” section of the prospectus.

Statement of Additional Information

12.	Comment. Investment Restriction #1 in the Statement of Additional Information states that the Fund may not purchase any security (other than U.S. government securities) if 25% or more of the Fund’s total assets would be invested in any one industry. As mentioned in comment 6 above, this conflicts with disclosure found in the “Principal Investment Strategies” section of the summary prospectus. Please revise the disclosure to make the documents consistent.

Response. The Registrant will revise the disclosure, as described in the response to Comment 6 above.

13.	Comment. Investment Restriction #8 in the Statement of Additional Information states that the Fund may “purchase and sell commodities to the maximum extent permitted by applicable law.” Please provide adjacent narrative disclosure that specifies the permitted extent that is allowed to the Fund.

Response. In response to this comment, the Registrant has added general disclosure under the new “Commodities — General” sub-section under the “Investment Strategies and Risks” section in the SAI, which states: “Commodities are assets that have tangible properties, such as oil, metals, livestock or agricultural products. Historically, commodity investments have had a relatively high correlation with changes in inflation and a relatively low correlation to stock and bond returns. Commodity-related securities and other instruments provide exposure, which may include long and/or short exposure, to the investment returns of physical commodities that trade in commodities markets, without investing directly in physical commodities. The Fund may invest in commodity-related securities and other instruments that derive value from the price movement of commodities, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets. However, investments in commodity-linked instruments do not generally provide a claim on the underlying commodity. In addition, the ability of the Fund to invest directly in commodities, and in certain commodity-related securities and other instruments, is subject to significant limitations in order to enable the Fund to maintain its status as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).”

14.	Comment. In the paragraph labeled “Asset-Backed Securities” in the section “Investment Strategies and Risks” on page 7 of the Statement of Additional Information, please confirm that the Fund will segregate full notional value if it sells credit default swaps.

Response. The Fund does not intend to invest in credit default swaps and thus will delete all language in the Statement of Additional Information with respect to credit default swaps.

15.	Comment. In the paragraph labeled “Asset Segregation and Coverage” in the sub-section “Derivative Instruments” in the section “Investment Strategies and Risks” on page 11 of the Statement of Additional Information, please clarify that the Fund will cover or segregate to the extent required by the Commission.

Response. The Fund believes that its asset segregation and coverage policies are consistent with Commission guidance.

16.	Comment. When a Fund does engage in total return swaps, please be advised of the segregation and asset coverage practices as described in Investment Company Act Release No. 10666 (April 18, 1979) and Investment Company Act Release No. 29776 (August 31, 2011), respectively. Additionally, please be advised that the Staff is looking at practices related to derivatives and guidance may be forthcoming.

Response. The Registrant respectfully confirms that it has reviewed such Releases and will continue to consider the same when engaging in such practices (although as noted above, the Fund does not intend to invest in credit default swaps). Additionally, the Registrant confirms that it will review the forthcoming guidance when determining its practices after such guidance becomes available.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.